

June 28, 2012

Via Email
Daniel T. Poston
Executive Vice President and CFO
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263

> **Re:** **Fifth Third Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-33653**

Dear Mr. Poston:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Risk Management, page 53

1. We note you maintain a dual risk rating system for estimating losses given an event of default in addition to your historical risk grading system for commercial credits. We also note that you have completed significant validation and testing of the dual risk rating system and will make a decision on the implementation of the dual risk rating model for purposes of determining the ALLL once the FASB has issued a final standard. Please tell us the key differences between the two models that you are maintaining in terms of key assumptions utilized as well as quantified loss estimates as of the balance sheet date. Clarify why you have deferred a decision on whether to utilize the dual risk rating model

and disclose the reasonably likely changes in your allowance for loan losses due to the implementation of the new dual risk rating model given that you have this information available.

Overview, page 53

2. We note from your disclosure on page 54 that throughout 2010 and 2011 you continued to aggressively engage in other loss mitigation strategies such as reducing credit commitments, restructuring certain commercial and consumer loans, and utilizing expanded commercial and consumer loan workout teams. Please revise your disclosure in future filings to address the specific programs you have in place for loss mitigation strategies and loan workouts. Specifically, address the extent to which you are involved in the HAMP and Harp 2.0 programs and how participation in those programs impact your underwriting standards, credit quality statistics, and results of operations. To the extent you participate in trial modifications, tell us whether you account for these initially as troubled debt restructurings (quantify amounts where possible).

Notes to Consolidated Financial Statements

6. Credit Quality and the Allowance for Loan and Lease Losses, page 92

Troubled Debt Restructurings, page 98

3. We note that you consider TDRs that become 90 days or more past due under the modified terms as subsequently defaulted. However, your disclosure on page 61 indicates that you define a re-default on restructured residential mortgage, home equity, and credit card loans as 30 days delinquent. Please explain the differences in the respective disclosures.

12. Sales of Residential Mortgage Receivables and Mortgage Servicing Rights, page 106

4. Your disclosure on page 107 indicates that the value of mortgage loan servicing assets that you continue to hold is subject to credit, prepayment and interest rate risks on the sold financial assets. In addition, your disclosure on page 69 indicates that the decrease in mortgage rates caused modeled prepayment speeds to increase, which led to the $242 million in temporary impairment on servicing rights during the year ended 2011. Please address the following:

   - We note from your sensitivity analysis disclosed for 2011 that immediate 10% and 20% adverse changes in the prepayment speed assumption would cause a $36 million and $68 million decrease in the fair value of your MSRs, respectively. However, we note that more significant changes must have occurred to result in the $242 million temporary impairment during the year ended December 31, 2011. Tell us, and expand your disclosure in future filings to explain the drivers of the large difference in the sensitivity analysis disclosed as compared to the actual changes that occurred during 2011. To the extent that immediate 10% and 20% adverse changes in the prepayment speed assumption are not reasonably possible or realistic, disclose additional sensitivities of assumptions for your MSRs that are based on your actual experience.

- We note your disclosure on page 69 that you adjusted your MSR hedging strategy to exclude the hedging of MSRs related to certain mortgage loans originated in 2008 and prior. You also disclosed that the prepayment behavior of these loans is expected to be less sensitive to changes in interest rates as borrower credit characteristics and home price values have a greater impact based on changes in the market and underwriting environment, and thus, the predictive power of traditional prepayment models on these loans may not be reliable. Tell us, and disclose how you have considered this ineffectiveness of traditional prepayment models in assessing your own prepayment models and the prepayment assumptions utilized in the fair value measurement of your MSRs. Also, discuss the validation procedures that you perform in order to assess the accuracy of your prepayment models and assumptions.

Schedule 14A filed March 8, 2012

2011 Long-Term Equity-based Compensation, page 26

5. We note the statement on page 26 of your definitive proxy statement that actual long-term equity-based compensation awards are based on company performance and "individual performance relative to established individual performance objectives." Please disclose the individual performance objectives for each named executive officer, each named executive officer's performance relative to the established objectives, and how such performance translated into the actual awards made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or me, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or Suzanne Hayes, Assistant Director, at (202) 551-3675 with any other questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief